UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

XenoPort, Inc.

(Name of Subject Company (Issuer))

AP Acquisition Sub, Inc.

an indirect, wholly-owned subsidiary of Arbor Pharmaceuticals, Inc.

(Names of Filing Person (Offerors))

Common Stock, $.001 par value per share

(Title of Class of Securities)

98411C100

(CUSIP Number of Class of Securities)

LESLIE ZACKS

ARBOR PHARMACETICALS, INC.

SIX CONCOURSE PARKWAY, SUITE 1800

ATLANTA, GEORGIA 30328

678-334-2420

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

J. Mark Ray, Esq.

Sarah E. Ernst, Esq.

Alston & Bird LLP

One Atlantic Center

1201 West Peachtree Street

Atlanta, Georgia 30309

Telephone: 404-881-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing fee is a final amendment reporting the results of the tender offer:  ☐

This Schedule TO filing consists of the following communication by Arbor Pharmaceuticals, LLC (“Parent”) related to the proposed acquisition of XenoPort, Inc. (”XenoPort”) by Parent and AP Acquisition Sub, Inc., a wholly owned subsidiary of Parent (“Acquisition Sub”), pursuant to the terms of the Agreement and Plan of Merger, dated May 21, 2016, by and among XenoPort, Acquisition Sub and Parent.

•	Exhibit 99.1: Letter to XenoPort employees, dated May 24, 2016

Important Information

This material is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of XenoPort common stock has not commenced. At the time the offer is commenced, Arbor Pharmaceuticals, LLC, a wholly owned subsidiary of Arbor Pharmaceuticals, Inc., and Acquisition Sub will file a tender offer statement on Schedule TO with the Securities and Exchange Commission and XenoPort will file a solicitation/ recommendation statement on Schedule 14D-9 with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to XenoPort’s security holders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website at www.sec.gov.